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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Verticalnet, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

92532L 10 7

(CUSIP Number)

Suzanne L. Niemeyer, Esq.
Managing Director and General Counsel
Internet Capital Group, Inc.
690 Lee Road
Suite 310
Wayne, Pennsylvania 19087
(610) 727-6900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copy to:
Henry N. Nassau, Esq.
Dechert LLP
2929 Arch Street
Philadelphia, Pennsylvania 19104

October 19, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 68338T 10 6

1.	Name of Reporting Person: Internet Capital Group, Inc.		I.R.S. Identification Nos. of above persons (entities only): 23-2996071

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,224,087

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 2,224,087

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,224,087

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.7%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 68338T 10 6

1.	Name of Reporting Person: ICG Holdings, Inc.		I.R.S. Identification Nos. of above persons (entities only): 51-0396870

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,224,087

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 2,224,087

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,224,087

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.7%

14.	Type of Reporting Person (See Instructions): CO

     This Amendment No. 1 to the Statement on Schedule 13D (this “Amendment”) amends the statement previously filed on March 15, 2002 and relates to the Common Stock, par value $.01 per share (the “Common Stock”), of Verticalnet, Inc., a Delaware corporation (the “Issuer”). All share amounts contained herein reflect a change in the number of shares of the Issuer outstanding due to a one-for-ten reverse stock split by the Issuer, effective July 15, 2002.
     The Statement on Schedule 13D is hereby amended and supplemented as follows:

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
     (a) — (b) The Reporting Persons each may be deemed to be the beneficial owner with shared power to vote and dispose of a total of 2,224,087 shares of Common Stock (or 4.7% of the outstanding Common Stock) as calculated in accordance with Rule 13d-3(d).
     (c) On July 29, 2002 ICG Holdings, Inc. (“Holdings”) and the Issuer entered into an Exchange Agreement pursuant to which Holdings received $775,000 and 458,792 shares of Common Stock of the Issuer in exchange for the cancellation of $5 million face principal amount of the Issuer’s 5 1/4% Convertible Subordinated Debentures due 2004 held by Holdings.
     Holdings sold a total of 760,769 shares of Common Stock in the open market as follows: 38,792 shares on September 21, 2005 for an average price per share of $0.6102; 29,708 shares on September 22, 2005 for an average price per share of $0.61; 95,000 shares on September 27, 2005 for an average price per share of $0.6086; 19,700 shares on September 28, 2005 for an average price per share of $0.6226; 60,000 shares on September 29, 2005 for an average price per share of $0.6202; 10,300 shares on September 30, 2005 for an average price per share of $0.6112; 300 shares on October 3, 2005 for an average price per share of $0.61; 6,865 shares on October 4, 2005 for an average price per share of $0.60; 2,835 shares on October 7, 2005 for an average price per share of $0.60; 40,000 shares on October 13, 2005 for an average price per share of $0.5623; 10,000 shares on October 14, 2005 for an average price per share of $0.5571; 85,292 shares on October 17, 2005 for an average price per share of $0.5483; 60,000 shares on October 18, 2005 for an average price per share of $0.5364; 20,000 shares on October 19, 2005 for an average price per share of $0.5302; 70,000 shares on October 20, 2005 for an average price per share of $0.519; 50,000 shares on October 21, 2005 for an average price per share of $0.50; 21,007 shares on October 25, 2005 for an average price per share of $0.5026; 36,500 shares on October 26, 2005 for an average price per share of $0.48340; 7,100 shares on October 28, 2005 for an average price per share of $0.50; 56,970 shares on October 31, 2005 for an average price per share of $0.50; 1,000 shares on November 1, 2005 for an average price per share of $0.50; and 39,400 shares on November 3, 2005 for an average price per share of $0.50.
     (e) On October 25, 2005, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock. The Reporting Persons currently hold 2,157,025 shares of Common Stock and warrants exercisable for 67,062 shares of Common Stock.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
The Joint Venture Agreement dated March 6, 2002 by and between Internet Capital Group, Inc. and Safeguard Scientifics, Inc., previously described in this Statement on Schedule 13D and filed by the Reporting Persons, terminated in accordance with its terms when Safeguard Scientifics, Inc. ceased to own at least 3% of the outstanding shares of all classes of Issuer’s Common Stock.

Signature
     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated November 9, 2005	INTERNET CAPITAL GROUP, INC.
	By:	/s/ Suzanne L. Niemeyer
Suzanne L. Niemeyer
Managing Director, General Counsel & Secretary

Dated November 9, 2005	ICG HOLDINGS, INC.
	By:	/s/ Suzanne L. Niemeyer
Suzanne L. Niemeyer
Vice President and Secretary